NO ACT

10
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010674

February 26, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-26-2010

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Exelon Corporation
Incoming letter dated December 22, 2009

Dear Ms. Goodman:

This is in response to your letters dated December 22, 2009 and February 19, 2010 concerning the shareholder proposal submitted to Exelon by Shelton Ehrlich. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 22, 2009

The proposal requests that Exelon prepare a report, updated semi-annually, disclosing its policies and procedures for political contributions and its monetary and non-monetary political contributions.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 26625-00001

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

February 19, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exelon Corporation*
Supplemental Letter Regarding the Shareholder Proposal of Shelton Ehrlich
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 22, 2009, Exelon Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Shelton Ehrlich (the "Proponent"). We submitted the No-Action Request to address the timing requirements of Rule 14a-8 with the understanding that we would notify the Staff supplementally when the Company had taken actions to substantially implement the Proposal. We are submitting this letter to notify the Staff that the Company has taken such actions.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company provide a report, updated semi-annually, disclosing the Company's: (i) "[p]olicies and procedures for political contributions (both direct and indirect) made with corporate funds"; and (ii) "[m]onetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code." The Proposal further requests that the report include: (a) "[a]n accounting of [the Company] funds contributed to any of the organizations described above"; (b) "[i]dentification of the person or persons in [the Company] who participated in making the decisions to contribute"; and (c) "[t]he internal guidelines or policies, if any, governing [the Company's] political contributions." The Proposal also requests that the report be presented to the Company's Audit Committee "or other relevant oversight committee" and posted on the Company's website. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

We believe that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has taken actions that substantially implement the Proposal. Specifically, the Company has adopted Corporate Political Contributions Guidelines (the "Guidelines") that include the Company's policies and procedures for political contributions (both direct and indirect) made with corporate funds. A copy of the Guidelines is attached hereto as Exhibit B. Additionally, the Company has issued a report, which it will update semi-annually, disclosing the Company's political contributions (the "Report"). A copy of the Report is attached hereto as Exhibit C. Both the Guidelines and Report were posted on the Company's website on February 19, 2010.

It is important to note that the Company received a similar proposal from another shareholder (the "Prior Proponent") over a year ago in advance of the Company's 2009 Annual Meeting of Shareholders. The Company agreed to modify the Guidelines and post them on its website, together with a report on its contributions, in return for the Prior Proponent's agreement to withdraw his proposal. The Report was prepared and published as a result of the Company's agreement with the Prior Proponent. In contrast to the Proposal, which only requests a report on contributions to political candidates, political parties, political committees and entities organized under 26 U.S.C. Sec. 527, the Prior Proponent requested that the Company also report on contributions to trade associations that might be used for political purposes. Thus, the agreement with the Prior Proponent provided that the report would also include information with respect to trade associations to which the Company contributes $100,000 or more. This threshold was established because the Company makes small contributions to a very large number of trade associations, such as local chambers of commerce in areas the Company serves, and reporting all such contributions would be unduly burdensome. The Prior Proponent urged the Company to consider a lower threshold for reporting if practicable. In preparing the Report, the Company determined that it would not be unreasonably burdensome to report all contributions to trade associations receiving $50,000 or more, and accordingly the Report uses a lower threshold than required by the agreement with the Prior Proponent.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

In the instant case, the Guidelines and the Report substantially implement the Proposal under Rule 14a-8(i)(10) because they fulfill the Proposal's essential objective of giving the Company's shareholders an up-to-date view of the Company's policies and procedures with regard to political contributions and provide the Company's shareholders with up-to-date information about the Company's political contributions. First, the Proposal requests that the Company disclose its "[p]olicies and procedures for political contributions (both direct and indirect) made with corporate funds" and "[t]he internal guidelines or policies, if any, governing Exelon's political contributions." The Guidelines satisfy these elements of the proposal by setting forth such policies, procedures and guidelines. Specifically, the Guidelines state that they are intended to "provide corporate governance, control, oversight and procedural guidance for corporate contributions of money, property or services for political activities . . ." and include details about the Company's internal processes for review, approval, reporting and disclosure of political contributions. The Guidelines address both direct and indirect corporate political contributions, as requested by the Proposal, by defining "political contribution" as:

> any gift or other transfer of money or any gift or other transfer of property (including real estate and equipment) by the Company or any provision of services (including the use of property, facilities or personnel) by the Company to (a) any candidate for election to political office; (b) any entity or association (including a political action committee) organized for the purpose of electing a person to a political office in any Governmental Unit, or obtaining a vote on an issue included in a referenda; (c) any political party; (d) any political committee; or (e) any other entity organized and operating under 26 U.S.C. Section 527.

Second, the Proposal requests that the Company disclose the "[i]dentification of the person or persons in [the Company] who participated in making the decisions to contribute" to any of the entities described in the proposal. The Guidelines satisfy this element of the Proposal by including a section entitled "Review and Approval of Contributions," which identifies the individuals (*e.g.*, the Board of Directors or the Chief Executive Officer) required to review and approve each specific category of political contribution listed in the Guidelines.

Third, the Proposal requests that the Company disclose its "[m]onetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code," including "[a]n accounting of [the Company's] funds contributed to any of the organizations described above." The Report satisfies this element of the Proposal by disclosing the requested monetary and non-monetary contributions made by the Company to the entities specified in the Proposal and providing an accounting of Company funds contributed to these entities. Specifically, the Report lists the Company's political contributions to candidates for election to political office. The Report also lists contributions made by the Company to political action committees as well as dues of $50,000 or more paid by the Company to trade associations and the portion of those dues used for expenditures or contributions that are non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code. The Company has informed us that it does not make any other contributions to any "political parties, political committees [or] other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code."

Finally, the Proposal requests that the "report should be presented to the Board of Directors' Audit Committee or other relevant oversight committee," and requests that the report be posted on the Company's website and updated semi-annually. The Company's Corporate Governance Committee, the committee the Board has determined will be the relevant oversight committee, reviewed and approved the Report on January 25, 2010. The Guidelines were presented to and reviewed by the Corporate Governance Committee on November 30, 2009 and will be reviewed and updated as necessary. In addition, the Company posted the Guidelines and Report on February 19, 2010 on the Company's website, www.exeloncorp.com, on the "Corporate Governance" page under the "Performance" tab.

As described above, the Company has addressed all aspects of the Proposal and has satisfied its essential objective. Indeed, the Report provides more information than requested in the Proposal. In that regard, no-action letter precedent indicates that when a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the fourth year, when the company had implemented the proponent's prior proposal regarding the same matter). Because the Company has satisfied the essential objective – and has actually exceeded the stated requirements – of the Proposal by adopting and publishing the Guidelines and Report, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

On numerous occasions, the Staff has concurred with the exclusion of proposals where the company had already published a report addressing the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008). Moreover, the Staff has concurred with the exclusion of proposals similar to the Proposal requesting a report discussing policies and procedures for political contributions made with corporate funds. *See Exxon Mobil Corp.* (avail. Mar. 23, 2009) (concurring with the exclusion of a shareholder proposal requesting a report regarding political contributions substantially similar to the Proposal in reliance upon Rule 14a-8(i)(10) despite the proponent's assertions that the disclosures provided by the company were different than what was sought by the proposal); *Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (permitting the exclusion of a proposal requiring disclosure of the company's political contributions where the board of directors had adopted resolutions calling for disclosure substantially similar to that prescribed by the Proposal). *But see Pfizer Inc.* (avail. Feb. 9, 2006, *recon. denied* Mar. 2, 2006) (the Staff was unable to concur in the exclusion of a shareholder proposal requesting a report regarding political contributions in reliance upon Rule 14a-8(i)(10) where the company's disclosure did not include the portion of any dues made to a tax exempt organization that is used for a political expenditure or contribution, as requested by the proposal).

Accordingly, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the Company's 2010 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lawrence Bachman, the Company's Assistant General Counsel, at (312) 394-4485.

Sincerely,



Amy L. Goodman

ALG/ser
Enclosures

cc: Lawrence Bachman, Exelon Corporation
Shelton Ehrlich

100798418_10.DOC

Exhibit A

Mr. Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2009

Office of Corporate Governance

NOV 17 2009

Received

Ms. Katherine K. Combs
Senior Vice President, Corporate Governance
Corporate Secretary and Deputy General Counsel
Exelon Corporation
10 South Dearborn Street
P.O. Box 805398
Chicago, IL 60680-5398

Dear Ms. Combs,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Exelon Corporation's (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I, Shelton Ehrlich, am the beneficial owner of approximately 223 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

My designated representative on this matter is Dr. Thomas J. Borelli, Director of the Free Enterprise Project, a program of the National Center for Public Policy Research. Dr. Borelli's home address is *** FISMA & OMB Memorandum M-07-16 *** Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders. .

If you have any questions or wish to discuss the Proposal, please contact Mr. Ehrlich at *** FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Ehrlich, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Shelton Ehrlich

FAX
1-312-394-5443
5 pages

Attachments: 1 - Shareholder Proposal – Political Contributions
2 - Stock Proof of Ownership

Political Contributions

Resolved: The shareholder hereby requests the Board of Directors provide a report, updated semi-annually, disclosing Exelon's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code, including the following:

   a. An accounting of Exelon funds contributed to any of the organizations described above;

   b. Identification of the person or persons in Exelon who participated in making the decisions to contribute; and,

   c. The internal guidelines or policies, if any, governing Exelon's political contributions.

This report should be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on Exelon's website.

Supporting Statement:

As a long-term shareholder of Exelon, I support policies that apply transparency and accountability to corporate political giving.

Absent a system of accountability, I believe corporate executives may use Exelon's assets for political objectives not shared by and possibly harmful to the interests of Exelon and its shareholders. There is currently no single source of information that provides all of the information sought by this resolution.

According to OpenSecrets.org, in 2008 Exelon spent over $1.8 million on lobbying activities.

CEO John Rowe has taken a high-profile lobbying posture to promote cap-and-trade legislation to address global warming by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in an advertising campaign.

Exelon's support for cap-and-trade has been controversial, in part because economic studies report cap-and-trade would lead to an increase in energy prices, a decrease in economic growth and an increase in unemployment. These could be detrimental to shareholder interests.

Exelon has worked with non-profit organizations such as the National Resources Defense Council and Environmental Defense through its membership in the United States Climate Action Partnership (USCAP) – a lobbying coalition seeking cap-and-trade legislation.

USCAP's policy blueprint document on cap-and-trade does not endorse nuclear power – Exelon's key business strategy.

The lack of support for nuclear power in USCAP's blueprint reflects the views of Environmental Defense, not Exelon. In a document "Questions and Answers on Nuclear Power" posted on its website in 2005, updated in 2008 and still posted in 2009, Environmental Defense said, "Serious questions of safety, security, waste and proliferation surround the issue of nuclear power. Until these questions are resolved satisfactorily, Environmental Defense cannot support an expansion of nuclear generating capacity."

In 2009, John Rowe appeared in an advertising campaign sponsored by Environmental Defense's legislative arm promoting cap-and-trade.

Exelon ended its membership in the U.S. Chamber of Commerce over policy differences on cap-and-trade. This could reduce the company's legislative influence.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets.

GIBSON DUNN

Exhibit B

Exelon

Corporate Political Contributions Guidelines

LE-AC-23

Effective Date: [01-25-10]

Corporate Political Contributions of Money, Property and Services

Historically, companies like Exelon Corporation and its subsidiaries have been prohibited from making political contributions to candidates for election to federal, state and local political office except through employee-funded political action committees. Following the repeal of the Public Utility Holding Company Act of 1935 (PUHCA) in 2006, however, Exelon and its subsidiaries are now allowed to make political contributions to candidates for election to state and local municipal political offices when state and local laws permit them to do so.

At present, only an employee-funded political action committee (ExelonPAC; PECOPAC) can participate in federal, New Jersey, Pennsylvania or Texas political campaigns. In contrast, Illinois allows both employee-funded political action committees (ComEdPAC; ExGenPAC) and corporate political contributions for state and local elections.

These guidelines are intended to provide corporate governance, control, oversight and procedural guidance for corporate contributions of money, property or services for political activities in Illinois and other states that allow corporate contributions to the political process. Failure to follow these guidelines may result in disciplinary action for the employees involved.

1.0 **SCOPE AND PURPOSE**

1.1 These Guidelines address only corporate political contributions in those limited jurisdictions that allow corporations to fund political activities. As of September 2009, federal law bars corporate contributions in federal elections, and the laws of New Jersey, Pennsylvania, Texas and other states prohibit corporate contributions in elections in those states. Nothing in these Guidelines is intended to suggest that company political contributions should occur in those jurisdictions where contributions are prohibited. The State of Illinois is a jurisdiction that allows corporate political contributions, and these Guidelines are applicable specifically in Illinois and to corporate contributions to the ComEdPAC and ExGenPAC political action committees that may provide contributions to Illinois state and local candidates.

1.2 These guidelines are not intended to govern individuals' political activities and contributions, or to address contributions by employee-funded political action committees (ExelonPAC or PECOPAC). Nor do these guidelines govern instances where government affairs personnel provide meals or other lawfully permitted gifts to government officials in connection with their lobbying-related activities.

2.0 TERMS AND DEFINITIONS

2.1 ComEd – means Commonwealth Edison Company.

2.2 Company – means Exelon Corporation, its subsidiaries and business units, including ComEd, Exelon Generation, PECO Energy Company, Exelon Transmission Company LLC, and Exelon Business Services Company LLC.

2.3 Exelon – means Exelon Corporation, its subsidiaries, and business units, excluding ComEd and Exelon Generation.

2.4 Exelon Generation – means Exelon Generation Company LLC

2.5 Governmental Unit – means any federal, state, county, or municipal governmental body and any other unit of state or local government (such as a park district, school district, judicial district or library district) and any department, agency or commission thereof.

2.6 Political Contribution – means any gift or other transfer of money or any gift or other transfer of property (including real estate and equipment) by the Company or any provision of services (including the use of property, facilities or personnel) by the Company to (a) any candidate for election to political office; (b) any entity or association (including a political action committee) organized for the purpose of electing a person to a political office in any Governmental Unit, or obtaining a vote on an issue included in a referenda; (c) any political party; (d) any political committee; or (e) any other entity organized and operating under 26 U.S.C. Section 527. Political Contributions do not include meals or other lawfully permitted gifts to government officials in connection with lobbying-related activities.

2.7 Value – when used with reference to a Political Contribution, means the amount of money contributed and/or the amount by which the fair value of the property or service contributed by the Company exceeds the price paid to the Company or the fair value of other consideration received by the Company for the contributed property or service. As used in these Guidelines, "fair value" should be determined in good faith by any means reasonable under the circumstances at the time the Political Contribution is made or committed.

3.0 RESPONSIBILITIES AND PROCEDURES

3.1 Review and Approval of Contributions

3.1.1 If Exelon intends to make Political Contributions having an aggregate Value of $1 million or more in any calendar year, its plan must be reviewed and approved in advance by the Exelon Corporation Board of Directors. If Exelon intends to make Political Contributions having an aggregate Value of less than $1 million in any calendar year, its plan must be reviewed and approved in advance by the Exelon Corporation CEO or by the CEO's designee(s).

3.1.2 If ComEd intends to make Political Contributions having an aggregate Value of more than $200,000 in any calendar year, its plan must be reviewed and approved in advance by the ComEd Board of Directors. If ComEd intends to make Political Contributions having an aggregate Value of $200,000 or less in any calendar year, its plan must be reviewed and approved in advance by the ComEd CEO or by the CEO's designee(s).

3.1.3 If Exelon Generation intends to make Political Contributions having an aggregate Value of more than $200,000 in any calendar year, its plan must be reviewed and approved in advance by the Exelon Corporation CEO or by the CEO's designee(s). If Exelon Generation intends to make Political Contributions having an aggregate Value of $200,000 or less in any calendar year, its plan must be reviewed and approved in advance by the Exelon Generation CEO or by the CEO's designee(s).

3.1.4 If Exelon, ComEd or Exelon Generation intends to make Political Contributions having an aggregate Value to or for the benefit of a single candidate, referendum issue, or political organization (other than to ComEdPAC, ExGenPAC or a similarly affiliated Exelon-funded PAC) in excess of $50,000 in any calendar year, it must submit its plan for review and approval in advance by the Exelon Corporation, ComEd or Exelon Generation CEO, as applicable or the applicable CEO's designee(s).

3.1.5 The Exelon Corporation, Exelon Generation and ComEd CEOs may establish a policy, or delegate authority, to allow any designated officer or officers of Exelon Corporation, Exelon Generation or ComEd, respectively to make Political Contributions having an aggregate annual Value of less than $5,000.

3.2 Interpretations

Questions of interpretation under these guidelines may be resolved by the Exelon General Counsel, or by the General Counsel's designee(s).

4.0 REPORTING AND DISCLOSURE

4.1 All corporate Political Contributions should be reported to the person or committee designated by the Exelon Corporation, Exelon Generation or ComEd CEO promptly after approval and disbursement thereof. Such reports should be in writing in the form referenced in Section 7.0 or in such other form as the CEO or the CEO's designee(s) may require.

4.2 The Exelon Corporation, Exelon Generation and ComEd CEO or their respective designee(s) should report to the Corporate Governance Committee as often as the Corporate Governance Committee may request, but in no event less than annually, all Political Contributions made or committed since the last such report.

4.3 All Political Contributions shall be disclosed as required by law.

4.4 No Political Contribution should be made or committed under any condition requiring confidentiality or otherwise limiting public disclosure.

4.5 All Political Contributions shall be disclosed semi-annually on the Exelon Corporation website at www.exeloncorp.com. The first such report will cover activity from January 1, 2009 to December 31, 2009. Exelon will request trade associations that receive total payments of $50,000 or more from Exelon in any calendar year report to Exelon the portion of dues or payments received from Exelon that are used for expenditures or contributions that, if made directly by Exelon, would not be deductible under 162(e)(1)(B) of the Internal Revenue Code. Exelon will disclose such information received from such trade associations annually on the Exelon Corporation website at www.exeloncorp.com. The first such report will cover activity from January 1, 2009 to December 31, 2009.

5.0 LIMITATIONS

5.1 Budget authorization or other approval of a Political Contribution is limited to the proposed Political Contribution that was disclosed and described when approval was obtained. No authorization or approval or accounting accrual or reserve established for a given Political Contribution should be diverted toward a different purpose or entity or a Political Contribution of larger scope or cost without further approval as provided in Section 3.1.

5.2 Political Contributions shall comply with all applicable laws and regulations related to ethics in government, lobbying, and political contributions.

6.0 REFERENCES

None

7.0 ATTACHMENTS

7.1 Form LE-AC-23-1—POLITICAL CONTRIBUTION PROPOSAL for request for approval of Contribution

7.2 Form LE-AC-23-2—REPORT OF POLITICAL CONTRIBUTION for reporting Contribution

APPROVED: /s/ Bruce G. Wilson
Bruce G. Wilson
SVP, Deputy General Counsel &
Corporate Secretary

January 25, 2010
Date

FORM LE-AC-23-1

Political Contribution Proposal

Organization Name and Location[1]	
Requested Amount of Contribution[2]	
Form of Contribution[3] *(if other than cash)*	
Purpose of Contribution	
Other Considerations	
Requested by	
Approved by	
Business Unit and Dept.	
Date Approved	

[1] May be a person, organization, association or other entity.
[2] Insert the amount of money proposed to be contributed and/or the amount by which the fair value of property or services contributed by the Company exceeds the value of money and other property received by the Company for the contributed money, property and/or services. Include the sum of multi-year commitments. Contributions to or for the benefit of a single candidate, referendum issue, or political organization (other than ComEdPAC, the ExGenPAC, or a similarly affiliated Exelon-funded PAC) in excess of $50,000 in any calendar year, must be reviewed and approved by the applicable CEO or CEO designee(s).
[3] Contributions include any gift or other transfer of money, property and/or services at a price or other consideration to the Company below fair value or below applicable tariffed rates for the property or service provided.

FORM LE-AC-23-2

Report of Contribution

Organization Name and Location	
Amount of Contribution[1]	
Form of Contribution[2] ***(if other than cash)***	
Purpose of Contribution	
Other Considerations	
Requested by	
Authorized by	
Business Unit and Department	
Date Paid & Check Number	

[1] Insert the amount of money contributed and/or the amount by which the fair value of property or services contributed by the Company exceeds the value of money and other property received by the Company for the contributed money, property and/or services. Contributions to or for the benefit of a single candidate, referendum issue, or political organization (other than ComEdPAC or a similarly affiliated Exelon-funded PAC) in excess of $50,000 in any calendar year, must be reviewed and approved by the applicable CEO or CEO designee(s).

[2] Contributions include any gift or other transfer of money, property and/or services at a price or other consideration to the Company below fair value or below applicable tariffed rates for the property or service provided.

GIBSON DUNN

Exhibit C

Political Contributions

Exelon Corporation's success depends on sound public policies at the national, state and local levels. Issues vital to Exelon's ability to recognize value for its stakeholders are debated and decided in the U.S. Congress, in state legislatures and in local forums across the country.

While Federal and Pennsylvania law prohibit corporations from making political contributions to Federal candidates, companies can establish political action committees that are funded solely through voluntary employee contributions (ExelonPAC and PECOPAC). Exelon provides limited administrative support to all our employee political action committees. Exelon's subsidiaries also have Illinois state political action committees which may be funded by both employee and corporate contributions (ComEd PAC and GencoPAC).

These PACs offer eligible employees a direct means to voluntarily participate in shaping public policy and expressing views on issues related to our business. The PACs operate in accordance with all relevant state and Federal laws. Information about the ExelonPAC is available on the website of the Federal Election Commission at www.fec.gov.

In certain states, corporations are permitted to contribute to state election campaigns. Exelon operates in accordance with all relevant state and Federal laws.

In the interest of transparency for our shareholders and other stakeholders, Exelon has posted its **Corporate Political Contributions Guidelines** on its website. These guidelines are intended to provide corporate governance, control, oversight and procedural guidance for corporate contributions of money, property or services for political activities in Illinois and other states that allow corporate contributions to the political process.

Exelon is also making available a report listing Exelon's political contributions (the "Report"). The Report also sets forth the United States trade associations to which Exelon annually paid dues of $50,000 or more. Exelon has asked these trade associations to identify the portion of those dues that were used for expenditures or contributions that are non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code. The Report will be updated semi-annually.

2009 Political Contributions (January 1 – December 31)

Political Contributions

During 2009 Exelon Corporation and its subsidiaries did not make any contributions to any candidate for political office, any political parties, political committees, or any other entities organized and operating under 26 U.S.C. Section 527, except as follows. In 2009 PECO Energy Company and Exelon Generation Company, LLC contributed $5,000 and $15,000, respectively, to the Democratic Legislative Campaign Committee, and Exelon Generation Company, LLC contributed $50,000 to the Republican Governors Public Policy Committee.

In 2009, Commonwealth Edison made a $175,000 contribution to the ComEd PAC and Exelon Generation made a $100,000 contribution to the ExGenPAC.

Trade Associations

Set forth below are the trade associations to which Exelon Corporation and its subsidiaries paid dues of $50,000 or more during 2009. Exelon Corporation has asked these trade associations to identify the portion of those dues that were used for expenditures or contributions that are non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code. Information, if any, provided by each trade association is included in the table.

Trade Association	Exelon Dues or Payments made in 2009	Portion of Exelon's dues used for expenditures or contributions that are non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code
American Gas Association	$265,009.00	$16,139.00
Associated Electric Companies of Texas	$121,189.64	$48,475.86
Edison Electric Institute	$2,205,360.00	$0
Electric Power Generation Association	$100,000.00	$6,000.00
Electric Power Supply Association	$250,000.00	$37,500.00
Electrical Association of Philadelphia	$100,000.00	$0
Energy Association of Pennsylvania	$207,952.00	$20,795.00
Greater Philadelphia Chamber of Commerce	$97,146.00	$4,750.00

Illinois Energy Association	$344,399.26	$14,280.00
Illinois Manufacturers' Association	$101,500.00	$12,600.00
Illinois Retail Merchants Association	$377,500.00	$9,675.00
Nuclear Energy Institute	$5,912,608.00	$266,067.36

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 22, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 26625-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exelon Corporation*
Shareholder Proposal of Shelton Ehrlich
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Shelton Ehrlich (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company provide a report, updated semi-annually, disclosing the Company's: (i) "[p]olicies and procedures for political contributions (both direct and indirect) made with corporate funds"; and (ii) "[m]onetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code." The Proposal further requests that the report include: (a) "[a]n accounting of [the Company] funds contributed to any of the organizations described above"; (b) "[i]dentification of the person or persons in [the Company] who participated in making the decisions to contribute"; and (c) "[t]he internal guidelines or policies, if any, governing [the Company's] political contributions." The Proposal also requests that the report be presented to the Company's Audit Committee "or other relevant oversight committee" and posted on the Company's website. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company plans to take actions that will substantially implement the Proposal. Specifically, the Company currently is in the process of considering Corporate Political Contributions Guidelines (the "Guidelines") that will include the Company's policies and procedures for political contributions (both direct and indirect) made with corporate funds. Once adopted, the Company will post the Guidelines on its website. The Company expects to adopt the Guidelines in January 2010. In addition, in January 2010, the Company plans to issue a report that will be updated semi-annually disclosing the Company's political contributions (the "Report"), and the Company anticipates posting the Report on its website. The Company will notify the Staff supplementally when the Company has adopted the Guidelines and issued the Report and posted these documents on its website, providing its analysis of why it believes its actions have substantially implemented the Proposal.

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will notify the Staff supplementally after the Company takes the actions described above. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the company is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the company was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lawrence Bachman, the Company's Assistant General Counsel, at (312) 394-4485.

Sincerely,



Amy L. Goodman

ALG/ser
Enclosures

cc: Lawrence Bachman, Exelon Corporation
Shelton Ehrlich

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